BB

PROCESSING
FEB 2 8 2006
SECTION

SECURI[illegible] 06004347 [illegible]SION

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MK 3/10

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2005** (MM/DD/YY) AND ENDING **December 31, 2005** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Peregrine Capital Securities, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1159 Pittsford-Victor Road, Suite 120
(No. and Street)

Pittsford	**NY**	**14534**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kyle Monroe **(585) 218-5220**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mengel, Metzger, Barr & Co. LLP
(Name – *if individual, state last, first, middle name*)

100 Chestnut Street, Suite 1200	**Rochester**	**NY**	**14604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 4 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Monroe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peregrine Capital Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public

DEBBY LUDWIG
Notary Public, State of New York
Wayne County
Commission Expires Aug. 1, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEREGRINE CAPITAL SECURITIES, INC.

PITTSFORD, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

AND

INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2005

CONTENTS

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT

Board of Directors
Peregrine Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Peregrine Capital Securities, Inc. (a wholly owned subsidiary of Peregrine Capital Partners, LLC, an S Corporation) as of December 31, 2005 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peregrine Capital Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 16, 2006

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	52,171
Accounts receivable		7,500
TOTAL CURRENT ASSETS	$	59,671

LIABILITY AND STOCKHOLDER'S EQUITY

CURRENT LIABILITY		
Accounts payable	$	5,408
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		15,000
Additional paid-in capital		65,000
Accumulated deficit		(25,737)
TOTAL STOCKHOLDER'S EQUITY		54,263
	$	59,671

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenue - fees	$	12,500
Operating expenses:		
Management fee		21,040
Regulatory fees		9,638
Professional fees		3,000
Insurance		469
		34,147
NET LOSS	$	(21,647)

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance at January 1, 2005	100	$ 15,000	$ -	$ (4,090)	$ 10,910
Contribution from parent company	-	-	65,000	-	65,000
Net loss	-	-	-	(21,647)	(21,647)
BALANCE AT DECEMBER 31, 2005	100	$ 15,000	$ 65,000	$ (25,737)	$ 54,263

The accompanying notes are an integral part of the financial statements.

PEREGRINE CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

CASH FLOWS - OPERATING ACTIVITIES	
Net loss	$ (21,647)
Adjustments to reconcile net loss to net cash used for operating activities:	
Changes in certain assets and liabilities affecting operations:	
Accounts receivable	(7,500)
Accounts payable	5,408
NET CASH USED FOR OPERATING ACTIVITIES	(23,739)
CASH FLOWS - FINANCING ACTIVITIES	
Contribution from parent company	65,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	65,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	41,261
Cash and cash equivalents at beginning of year	10,910
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 52,171

The accompanying notes are an integral part of the financial statements.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Peregrine Capital Securities, Inc. (the "Company"), located in Pittsford, New York, is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company is a wholly-owned subsidiary of Peregrine Capital Partners, LLC (the "Parent"). The Parent is an investment banking and financial advisory firm founded in 2003 to provide high value-added investment banking services to middle-market private and publicly owned businesses. The Parent provides merger, acquisition, divestiture, debt and equity financing, capital restructuring and advisory services to its clients. The Parent conducts securities transactions through the Company.

Basis of accounting

The Company's financial statements are prepared on the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid debt instruments with an original maturity of three months or less.

Accounts receivable

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluation of customers' financial condition and the Company generally does not require collateral.

Management reviews accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Based on the information available as of December 31, 2005, the Company believes that no allowance for doubtful accounts was necessary at December 31, 2005.

Income taxes

The Company is a qualified S corporation subsidiary. Under the provisions of the Internal Revenue Code and respective state codes, net income (loss) is included in the income tax return of the Parent, which is an S corporation. Under those provisions, the net income (loss) of the Parent is passed directly to its shareholders, thereby eliminating any federal and, generally, any state tax liability at the corporate level. In the event of net operating losses, the related tax benefits accrue to the shareholders. However, New York State imposes a minimum franchise fee.

Revenue recognition

Revenue consists of transaction fees earned from providing merger and acquisition and financial restructuring services and is recorded when earned.

NOTE A: THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Cont'd

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED PARTY TRANSACTIONS

Management Fee
The Company is charged a management fee by the Parent for providing administrative services, office space and equipment. This fee was $21,040 for the year ended December 31, 2005.

NOTE C: REGULATORY NET CAPITAL REQUIREMENTS

The Company is subjected to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, which shall not exceed 15 to 1. As of December 31, 2005, the Company had regulatory net capital and a regulatory net capital requirement of $46,763 and $5,000. The Company's aggregate indebtedness to net capital ratio was 0.12 to 1.

PEREGRINE CAPITAL SECURITIES, INC.

SUPPLEMENTARY INFORMATION

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Peregrine Capital Securities, Inc.

We have audited the accompanying financial statements of Peregrine Capital Securities, Inc. as of December 31, 2005 and for the year then ended, and have issued our report thereon dated February 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The financial information hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but the information on pages 11 to 15 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 16, 2006

PEREGRINE CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total stockholder's equity		$ 54,263
Less non-allowable assets:		
Accounts receivable		7,500
Net capital		46,763
Computation of basic net capital requirement:		
6-2/3% of aggregate indebtedness	$ 361	
Minimum requirement	$ 5,000	
Greater of the above		5,000
		$ 41,763
Excess net capital:		
Ratio of aggregate indebtedness to net capital		0.12 to 1
Computation of aggregate indebtedness:		
Accounts payable		$ 5,408
TOTAL AGGREGATE INDEBTEDNESS		$ 5,408

PEREGRINE CAPITAL SECURITIES, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation on page 11.

PEREGRINE CAPITAL SECURITIES, INC.

EXEMPTION FROM RULE 15c3-3

An exemption from Rule 15c3-3, is claimed based upon rule section (k)(2)(i).

100 Chestnut Street
Suite 1200
Rochester, NY 14604
Phone 585 / 423-1860
Fax 585 / 423-5966
www.mengelmetzgerbarr.com

Mengel Metzger Barr
MMB & Co. LLP
Certified Public Accountants

Additional Offices / Elmira, New York / Ithaca, New York

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Peregrine Capital Securities, Inc.

In planning and performing our audit of the financial statements of Peregrine Capital Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the board of directors and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mengel, Metzger, Barr & Co. LLP

Rochester, New York
February 16, 2006

Mengel Metzger Barr MMB & Co. LLP Certified Public Accountants